Exhibit 99.1

THIRD AMENDMENT
TO THE
IROBOT CORPORATION
2018 STOCK OPTION AND INCENTIVE PLAN

WHEREAS, iRobot Corporation (the “Company”) maintains the iRobot Corporation 2018 Stock Option and Incentive Plan (the “Plan”), which was previously adopted by the Board of Directors on March 26, 2018 and approved by the stockholders of the Company on May 23, 2018;

WHEREAS, the Plan was amended effective May 20, 2020 and May 27, 2022 to increase the number of shares reserved under the Plan;

WHEREAS, the Board of Directors of the Company believes that the number of shares of common stock of the Company (“Common Stock”) remaining available for issuance under the Plan, as amended, has become insufficient for the Company’s anticipated future needs under the Plan;

WHEREAS, Section 16 of the Plan provides that the Board of Directors of the Company may amend the Plan at any time, subject to certain conditions set forth therein; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Plan, subject to stockholder approval, to increase both the aggregate number of shares of Common Stock available for issuance under the Plan, and the number of shares that may be issued in the form of Incentive Stock Options (as defined in the Plan) from 3,395,000 shares to 4,295,000 shares.

NOW, THEREFORE:

1. Increase in Shares. Section 3(a) of the Plan is hereby amended by deleting it in its entirety and replacing it with the following:

“The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 4,295,000 shares, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any awards under the Plan or the Company’s 2015 Stock Option and Incentive Plan that are forfeited, canceled or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. Notwithstanding the foregoing, the following shares shall not be added to the shares authorized for grant under the Plan: (i) shares tendered or held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, and (ii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that no more than 4,295,000 shares of the Stock may be issued in the form of Incentive Stock Options. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.”

2. Effective Date of Amendment. This Amendment to the Plan shall become effective upon the date that it is approved by the Company’s stockholders in accordance with applicable laws and regulations.

3. Other Provisions. Except as set forth above, all other provisions of the Plan shall remain unchanged.